Exhibit 99.1

PRESS RELEASE

BROOKFIELD INFRASTRUCTURE REPORTS FIRST QUARTER 2016 RESULTS

Brookfield, News, May 5, 2016 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced our results for the first quarter ended March 31, 2016.

	Three Months Ended March 31
US$ millions (except per unit amounts), unaudited	2016	2015
FFO[1]	$234	$186
– per unit[2]	$1.02	$0.89
Net income	$78	$132
– per unit[3]	$0.25	$0.56

Brookfield Infrastructure generated funds from operations ("FFO") totaling $234 million ($1.02 per unit), for the quarter. Results benefitted from strong organic growth, the contribution of our newly acquired investments and dividends received from our toehold interest in Asciano Limited ("Asciano"), which more than offset the impact of foreign exchange. Our payout ratio4 for the quarter is 65%, which remains within our target range of 60-70%.

We reported net income for the quarter of $78 million ($0.25 per unit) compared to $132 million ($0.56 per unit) in the prior year as the first quarter of 2015 benefitted from revaluation gains on hedging items.

"We're off to a solid start to 2016 with FFO per unit up 15%," said Sam Pollock, CEO of Brookfield Infrastructure.  "We have a strong balance sheet backed by $3 billion of liquidity and we are very well positioned to capitalize on investment opportunities in the broader market.  In the meantime, we have substantially added to our backlog of organic growth including smart meters in the UK and transmission investments where we can generate stable cash flows and meaningful returns in the near term."

Segment Performance

Our utilities segment generated FFO of $100 million for the quarter, compared to $95 million last year.  The increase was the result of continued strength in connection activity in our UK regulated distribution business, inflation indexation and commissioning of capital into the rate base in the last 12 months.

Our transport segment generated FFO of $94 million in the first quarter, relatively consistent with last year.  Underlying results in local currencies improved by 10%.  These results benefitted from tariff growth across the majority of our operations, higher volumes at our Brazilian rail business, as well as cost reductions at our Australian rail operations.

Our energy segment generated FFO of $40 million in the first quarter, compared to $28 million last year.  This improvement reflects the incremental contribution from increased ownership in our North American natural gas transmission business, as well as same store growth of 20%.  The same store organic growth was driven primarily by operating efficiency gains at our natural gas transmission business and growing contribution from our district energy business.

Our French communications infrastructure business, which we acquired in March of 2015, generated FFO of $19 million for the first three months of 2016. Our results have been consistent quarter over quarter and this business is performing ahead of expectations.

The following table presents net income and FFO by segment:

	Three Months Ended March 31
US$ millions, unaudited	2016	2015
Net income (loss) by segment
Utilities	$43	$49
Transport	29	36
Energy	10	17
Communications Infrastructure	2	—
Corporate and other	(6)	30
Net income	$78	$132

FFO by segment
Utilities	$100	$95
Transport	94	96
Energy	40	28
Communications Infrastructure	19	—
Corporate and other	(19)	(33)
FFO	$234	$186

Update on Strategic Initiatives

We currently have three advanced transactions in which Brookfield Infrastructure can deploy almost    $500 million of capital, all of which will be funded from existing liquidity.

•	Australian Transport – In March, we and an Australian partner, together with institutional investors, announced an agreement to acquire Asciano, a leading Australian port and rail logistics business for A$12 billion. Upon completion, the Brookfield consortium will own Asciano's port businesses in a 50/50 joint arrangement with an Australian partner and 100% of a ports services business. Brookfield Infrastructure has committed to invest a minimum of US$350 million. On top of our investment, we will earn A$95 million from our share of the break fee plus a gain on the toehold we acquired in November of last year. We are pleased with this transaction as it is structured with a view to address regulatory concerns raised in the previous offers. With our partner's local expertise in the Australian logistics industry and history with these assets, combined with our global shipping relationships, this partnership is well positioned to maximize the value of these operations. We expect this transaction will be completed in the third quarter of 2016.

•	Brazilian Transport – We continue to work with our partner, Abertis Infraestructuras, S.A. ("Abertis"), on the privatization of our Brazilian toll roads business. We launched a circular in April with the expectation that the privatization will be completed by the end of May. We see this as an opportunity to invest in a quality network that will deliver attractive returns over the long term. In addition, the government has strong motivation for improving the roads in Brazil and is providing incentives to owners like us to participate in that program.

•	North American Gas Storage – Our previously announced acquisition of Niska Gas Storage ("Niska") is progressing well. We expect the transaction to close in July of this year, pending regulatory approval. In the meantime, we took advantage of favourable credit market prices to acquire additional Niska bonds at roughly 75 cents on the dollar, further increasing our overall returns from our hybrid debt and equity investment.

In addition to these advanced transactions, we have also re-entered the Brazilian transmission business and are seeking to consolidate a number of opportunities to establish a business with substantial scale.  We recently signed an agreement with Actividades de Construcción y Servicios, S.A. ("ACS"), a Spanish construction company, for the build out of 1,200 km of transmission lines over the next five years.  In combination with the three projects signed late last year, we will have almost 3,000 km of greenfield transmission projects underway. Over the next several years, this initiative provides Brookfield Infrastructure with the opportunity to invest approximately $200 million in high quality assets at an attractive return. We are also evaluating a number of other brownfield and greenfield opportunities that could establish Brookfield as an industry leader in the transmission sector over the next few years. We are excited to re-enter the Brazilian transmission market, given our prior successful experience from   2006 – 2009.

Balance Sheet Update

We closed the first quarter of 2016 with total liquidity of $3 billion.  Upon the completion of the Asciano transaction, we will generate approximately $600 million of net proceeds from the monetization of our toehold stake less the capital we deploy for Asciano's ports businesses.  In addition, the two asset sales signed this year will generate more than $300 million of net proceeds for us once completed.

Amidst all the volatility in the credit markets, we completed a number of important financing initiatives that together have improved our debt maturity profile.

•	We completed the re-financing of the remaining €800 million of acquisition financing at our French communications infrastructure business at a coupon of 2.5% for 10 years.

•	In March, we completed the refinancing of A$350 million of maturing notes at our Regulated Terminal at a coupon of approximately 4% for five years.

Subsequent to the quarter, we injected approximately $310 million to retire 20% of the total outstanding debt at NGPL (gross capital of $620 million) alongside our partner Kinder Morgan as part of our overall deleveraging strategy for the business. We will continue to advance this strategy with the ultimate goal of re-establishing NGPL as an investment grade issuer over time.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.57 per unit, payable on June 30, 2016 to unitholders of record as at the close of business on May 31, 2016 ("Q2 2016 distribution").  The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1 and Series 3 have also been declared.

Additional Information

Brookfield Infrastructure's Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

– ends –

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion of assets under management. For more information, go to www.brookfield.com

Please note that BIP's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldinfrastructure.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:
Media: Andrew Willis Senior Vice President, Communications and Media Tel: (416) 369-8263 Email: andrew.willis@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure's First Quarter 2016 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure's website under the Investor Relations section at www.brookfieldinfrastructure.com.

The conference call can be accessed via webcast on May 5, 2016 at 9:00 a.m. Eastern Time at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or 1-604-674-8052 (Password 00337#).

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "target", "future", "growth", "expect",  "believe", "plan", "should", "optimistic", "can", "may",  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure's business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure's businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in Brookfield Infrastructure's most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure's results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.
1	FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other items. A reconciliation of net income to FFO is available on page 6 of this release.
2	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three months ended March 31, 2016 were 230.1 million, (2015 – 210.1 million).
3  Represents net income per limited partnership unit.
4  Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended March 31,
US$ millions, unaudited	2016	2015

Adjusted EBITDA
Utilities	$134	$130
Transport	132	139
Energy	72	45
Communications Infrastructure	21	—
Corporate and other	(37)	(34)
Total	322	280

Financing costs	(115)	(97)
Other income	27	3
Funds from operations (FFO)	234	186

Depreciation and amortization	(140)	(102)
Deferred taxes and other items	(16)	48
Net income attributable to the partnership	$78	$132

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from net income as presented in Brookfield Infrastructure's Consolidated Statements of Operating Results on page 9 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

Brookfield Infrastructure Partners L.P.
 Statements of Partnership Capital

	As of
US$ millions, unaudited	Mar 31, 2016	Dec 31, 2015

Assets
Operating groups
Utilities	$2,067	$2,002
Transport	3,500	3,220
Energy	1,030	1,009
Communications infrastructure	453	438
Cash and cash equivalents	476	286
	$7,526	$6,955

Liabilities
Corporate borrowings	$1,596	$1,380
Other liabilities	474	196
	2,070	1,576
Capitalization
Partnership capital	5,456	5,379
	$7,526	$6,955

Notes:
Partnership capital in these statements represents Brookfield Infrastructure's investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership's Supplemental Information and differs from the Brookfield Infrastructure's Consolidated Statements of Financial Position on page 8 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.

Brookfield Infrastructure Partners L.P.
 Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar 31, 2016	Dec 31, 2015

Assets
Cash and cash equivalents	$248	$199
Financial assets	455	279
Property, plant and equipment	7,850	7,632
Intangible assets	3,550	3,296
Investments in associates	3,130	2,973
Investment properties	154	153
Deferred income taxes and other	2,773	2,623
Assets classified as held for sale	596	580
Total assets	$18,756	$17,735

Liabilities and partnership capital
Corporate borrowings	$1,596	$1,380
Non-recourse borrowings	6,219	5,852
Financial liabilities	592	582
Deferred income taxes and other	2,677	2,470
Liabilities directly associated with assets classified as held for sale	281	275
Total liabilities	11,365	10,559

Partnership capital
Limited partners	3,892	3,838
General partner	24	23
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,540	1,518
Interest of others in operating subsidiaries	1,746	1,608
Preferred unit holders	189	189
Total partnership capital	7,391	7,176
Total liabilities and partnership capital	$18,756	$17,735

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended March 31,
US$ millions, except per unit information, unaudited	2016	2015

Revenues	$454	$466
Direct operating costs	(202)	(203)
General and administrative expenses	(37)	(34)
Depreciation and amortization expense	(100)	(95)
	115	134
Interest expense	(95)	(90)
Share of earnings from associates	4	17
Mark-to-market on hedging items	8	90
Other income	55	8
Income before income tax	87	159
Income tax (expense) recovery
Current	(4)	(8)
Deferred	5	(3)
Net income	88	148
Non-controlling interest of others in operating subsidiaries	(10)	(16)
Net income attributable to partnership	$78	$132

Attributable to:
Limited partners	41	84
General partner	20	15
Non-controlling interest – redeemable partnership units held by Brookfield	17	33
Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.25	$0.56

1. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2016 were
 162.2 million (2015 – 150.3 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31,
US$ millions, unaudited	2016	2015

Operating Activities
Net income	$88	$148
Adjusted for the following items:
Share of earnings from associates, net of distributions	13	(5)
Depreciation and amortization expense	100	95
Mark-to-market on hedging items	(8)	(90)
Provisions and other items	(8)	49
Deferred tax (recovery) expense	(5)	3
Change in non-cash working capital, net	(18)	28
Cash from operating activities	162	228

Investing Activities
Net investments in:
Operating assets	(35)	(4)
Associates	(2)	(487)
Long-lived assets	(163)	(84)
Financial assets	(18)	(177)
Net settlement of foreign exchange contracts	50	199
Cash used by investing activities	(168)	(553)

Financing Activities
Distributions to limited and general partners	(153)	(126)
Net borrowings:
Corporate	152	487
Subsidiary	35	(87)
Other	(38)	(38)
Issuance of preferred units	—	96
Issuance of partnership units	3	—
Capital provided by non-controlling interest, net of distributions	48	16
Cash from financing activities	47	348

Cash and cash equivalents
Change during the period	$41	$23
Impact of foreign exchange on cash	8	(9)
Balance, beginning of period	199	189
Balance, end of period	$248	$203